T 604.682.3701 Suite 400, 455 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com

October 21, 2010	TSX-V: ASM
U.S. OTC BB: ASGMF
Berlin & FSE: GV6

AVINO ANNOUNCES $3 MILLION FINANCING

Avino Silver and Gold Mines (the “Company”) is pleased to announce that it has arranged a Non-Brokered Private Placement of up to 2,400,000 units at a price of $1.25 per unit, each unit consisting of one common share and one non-transferrable share purchase warrant.  Each warrant will entitle the investor to purchase one additional common share with a term of three (3) years at an exercise price of $1.52.   Sprott Asset Management LP on behalf of certain funds and managed accounts has agreed to participate in this Private Placement.

No commissions or fees are payable in connection with this financing.  The net proceeds of this Offering will be used to advance the Company’s San Gonzalo silver, gold, lead and zinc project at Durango, Mexico and general working capital requirements.

The financing is Subject to approval of The TSX Venture Exchange and all regulatory authorities.  The securities issued by the Company in connection with this financing are subject to a 4-month “hold period” as prescribed by the TSX Venture Exchange.

Founded in 1968, Avino has established a long record of mining and exploration in Mexico. The Company's focus is to bring the property to production. Avino remains well funded.

For more information on the San Gonzalo project, visit the Company’s website at www.avino.com

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.